Response to Comment No. 40

ISSUES

          Will the conduct of Andy Moorer and Brian Power conform to the requirements of Rule 3a4-1?

          Are Messrs. Moorer and Power persons associated with a broker or dealer as defined in Section 3(a)(18) of the Securities Exchange Act of 1934?

BRIEF ANSWER

          The participation of Andy Moorer and Brian Power in the proposed offering will comply with the requirements of Rule 3a4-1, and those persons may rely upon the safe harbor of that rule in connection with the offering. Further, Messrs. Moorer and Power are not persons associated with a broker or dealer as defined by Section 3(a)(18) of the Securities Exchange Act of 1934 because the companies of which they are officers are not engaged in the business of effecting transactions in securities for the accounts of others or on their own account and thus are not broker-dealers. Section 3(a)(18) defines persons associated with a broker or dealer as "any partner, officer, director, or branch manager of such broker or dealer..."(Securities Exchange Act 1934 Section 3(a)(18)). While these individuals are officers of their respective companies, they are not officers of a broker-dealer and cannot be defined as the associated persons of such. Sections 3(a)(4) and 3(a)(5) of the Securities Exchange Act of 1934 require repeated or consistent actions effecting transactions in securities in order for one to be "engaged" in such a business. Black Mountain Holdings and Lone Oaks Vineyards, Inc. have conducted only isolated activities involving transactions in securities which are incidental to their bona fide business activities, and thus do not fall within the broker definition.

DISCUSSION

          "Section 3(a)(4) of the Securities Exchange Act of 1934 defines a broker as "any person engaged in the business of effecting transactions in securities for the account of others." Section 3(a)(5) of the Securities Exchange Act of 1934 defines a dealer as "any person engaged in the business of buying and selling securities for such person's own account through a broker or otherwise." Thus, for an entity to be a broker or dealer, it must be engaged in the business of buying and selling securities.

          In its release outlining the proposed Rule 3a4-1, the SEC addressed the meaning of the phrase "engaged in the business" from Section 3(a)(4) of the Act saying:

A securities distribution effected by persons associated with an issuer, viewed in isolation, would not generally raise questions as to whether the persons effecting the distribution were engaged in the business of effecting transactions in securities. On the other hand, the repetitive or continuous involvement of persons in effecting transactions for a series of "issuers," or even a single issuer, may indeed suggest that the person engaged in that distribution process are doing so as part of a regular business and are therefore brokers. 42 Fed. Reg. 5084, 5085 (Jan. 27, 1977).

This interpretation of Section 3(a)(4) suggests that for an entity to be "engaged in the business of effecting transactions," it must be continuously or repetitively involved in effecting secured transactions.

          In Massachusetts Financial Services, Inc. v. Securities Investor Protection Corporation, a case that involved the question of the plaintiff's membership in the Securities Investor Protection Corporation, the court said of Sections 3(a)(4) and 3(a)(5) that "both definitions connote a certain regularity of participation in securities transactions at key points in the chain of distribution." 411 F. Supp 411, 415 (1976). Neither Black Mountain Holdings, Inc. nor Lone Oak Vineyards, Inc. can be said to be regularly participating in securities transactions at key points, and therefore both must be excluded from the broker and dealer definitions.

Black Mountain Holdings, Inc.

          Black Mountain Holdings, Inc. ("Black Mountain") was formed for the purpose of serving as a holding company for the former subsidiaries of Guardian Technologies International, Inc. Black Mountain is not a registered broker-dealer. This spin-off occurred in isolation and does not meet the standard of regularity required for an entity to effectively engage in the business of securities transactions. Furthermore, Black Mountain has no intentions of engaging in future securities transactions. Black Mountain's primary business involves its engagement in the steel fabrication industry and any transaction in securities is merely incidental to its primary purpose. The company's revenues are generated primarily from activities in the steel industry (See e.g. Bronner v. Goldman, 361 F.2d. 759 (1966) (holding that a company which accepted securities as collateral was not a broker-dealer in part because the company was engaged in revenue producing activities other than buying and selling securities). In a no-action letter to Davenport Management, Inc., the SEC gave five activities which, if engaged in, constitute action as a broker-dealer:

1) the company would act repeatedly and continuously as an intermediary in securities transactions; 2) the company would be actively involved in securities transactions by negotiating their terms, providing advice regarding their terms, or providing other assistance; 3) the company would provide "investment banking services," albeit to an affiliated entity, and 5) the company would have direct contact with outside investors, both in finding co-investors for the partnership and in finding purchasers for investments previously made by the partnership. Davenport Management, Inc., SEC No-Action Ltr., 1993 SEC NO-Act. Washington Service Bureau 041993004 (Apr. 13, 1993).

          Black Mountain Holdings, Inc. has not (nor does it plan to) repeatedly acted as an intermediary in securities transactions. Any engagement in securities transactions has been isolated and was merely incidental to the business of Black Mountain without any plans for future engagement in securities transactions. Black Mountain is not actively involved in securities transactions; it has never negotiated the terms of securities transactions, provided advice regarding their terms, or provided other assistance. The Company has not received compensation tied directly to transactions in securities. The Company does not provide "investment banking services and it does not have direct contact without outside investors. Black Mountain Holdings fails to meet any of the five indicia of a broker-dealer and therefore Andy Moorer cannot be defined as an associated person of a broker-dealer.

          While the SEC sometimes perceives entities that facilitate mergers as effecting transactions in securities, Black Mountain Holdings, Inc. is distinguishable from those entities. Black Mountain Holdings, Inc. does not act as a third-party intermediary. In a no-action letter to the SEC, Castagna Business Brokerage, Inc., a company that acted as a finder but sometimes traded securities, requested that the SEC take a no-action position in its failure to register as a broker-dealer. Castagna Business Brokerage, Inc., SEC No-Action Letter, 1980 WL 17872 (May 15, 1980). The SEC was unable to determine whether Castagna needed to register as a broker-dealer, but said that "a person who plays an integral role in negotiating, closing, and effecting mergers or acquisitions that involve transactions in securities, particularly one who receives a commission for his efforts based on the value of securities, generally is deemed to be either a broker or a dealer....and is required to register." Id.

          In another no-action letter to the SEC, a consulting firm that engaged primarily in acquisitions and mergers sought no-action in is failure to register as a broker-dealer. The staff found that the firm was acting as more than a finder because it proposed to "identify and evaluate other companies as possible acquisition candidates..., arrange an introduction of the candidate firms..., and assist its clients in formulating offers, negotiating agreements and assembling the other documents incident to consummation of such transactions." Mike Bantuveris, SEC No-Action Letter, 1975 WL 10654 (Oct. 23, 1975).

          Black Mountain Holdings, Inc. does not act in the interest of third-parties and is therefore distinguishable from entities acting as either finders or consultants. Black Mountain Holdings does not play an integral role in negotiating, closing, and effecting mergers or acquisitions. The Company is not acting in the interest of third-parties and is therefore distinguishable from entities acting as either finders or consultants. The Company was involved in the acquisition of Guardian Steel and has no plans for future mergers or acquisitions. The Company received no commission for this acquisition and its primary focus is on the business of Guardian Steel. Additionally, the Company does not evaluate other companies as possible acquisition candidates, nor does it have any clients that it assists in transaction or agreement negotiations. Therefore, Black Mountain Holdings, Inc. cannot be considered a broker-dealer.

Brian Power and Lone Oak Vineyards, Inc.

          Brian Power's business career has involved his participation in numerous ventures, the most recent of which was Lone Oak Vineyards, Inc., which was formed with the particular purpose of investing in one vineyard. Real Estate investment may be deemed an investment contract under the definition of security provided in Section 3(10) of the Securities Exchange Act of 1934. See SEC v. W.J. Howey Co., 328 US 293 (1946). However, in order to be engaged in the business of either effecting transactions in securities or buying and selling securities, there must be repeated transactions. See Massachusetts Financial Services, Inc. at 411 F. Supp 411, 415 (1976). Furthermore, in applying the Davenport test, Lone Oak Vineyards fails to meet any of the five indicia of a broker-dealer. (See above, at SEC NO-Act. Washington Service Bureau 041993004 (Apr. 13, 1993). Lone Oak has not acted (nor does it intend to act) repeatedly and continuously as an intermediary in securities transactions. The purchase of the property was undertaken to develop some entitlements and resell, which is precisely what occurred. Once the property was resold, Lone Oak ceased operations. Lone Oak was never actively involved in securities transactions; it has never negotiated the terms of securities transactions, provided advice regarding their terms, or provided other assistance. Lone Oak has not received any compensation tied directly to transactions in securities and it does not provide "investment banking services and has no direct contact with outside investors." Id. Therefore, Lone Oaks Vineyards, Inc. was not acting as a broker or dealer and Brian Power was not associated with a broker or dealer.

          In a no-action letter to the SEC on behalf of Castagna Business Brokerage, the SEC was unable to determine whether Castagna needed to register as a broker-dealer, but said that "a person who plays an integral role in negotiating, closing, and effecting mergers or acquisitions that involve transactions in securities, particularly one who receives a commission for his efforts based on the value of securities, generally is deemed to be either a broker or a dealer...and is required to register." Castagna Business Brokerage, Inc, SEC No-Action Letter, 1980 WL 17872 (May 15, 1980).

          In his no-action letter to the SEC, Mike Bantuveris, who operated a consulting firm that engaged primarily in acquisitions and mergers, sought no-action in the company's failure to register as a broker-dealer. The staff found that the firm was acting as more than a finder because it proposed to "identify and evaluate other companies as possible acquisition candidates..., arrange an introduction of the candidate firms..., and assist its clients in formulating offers, negotiating agreements and assembling the other documents incident to consummation of such transactions." Mike Bantuveris, SEC No-Action Letter, 1975 WL 10654 (Oct. 23, 1975).

          The activities of Brian Power are clearly distinguishable from both Bantuveris and Castagna in that he concentrates his efforts on isolated business ventures in which he is a controlling person, rather than acting in the interest of third parties.

          In view of the foregoing analysis, Messrs. Moorer and Power believe that their participation in the offering will come within the safe harbor of Rule 3a4-1 because each of them:

*	is not subject to a statutory exemption;
*	will not be compensated in any way for his participation in the offering;
*	is not an associated person of a broker-dealer, as discussed above;
*

will restrict their participation to (i) written communications not involving oral solicitation of prospective investors that will consist of a copy of the Company's final prospectus and no more than an introductory cover letter, that has been approved by an officer or director of the issuer, that introduces the investor to the offering, (ii) responding to inquiries from potential investors, but only providing information contained in the final prospectus, and (iii) other clerical and ministerial activities.

 CONCLUSION

          Andy Moorer and Brian Power are not persons associated with a broker-dealer because the companies of which they are officers or directors do not meet the definition of a broker or dealer found in Sections 3(a)(4) and 3(a)(5) of the Securities Exchange Act. Neither Black Mountain Holdings, Inc. nor lone Oak Vineyards, Inc. is (or will become) principally engaged in the business of effecting transactions in securities; they each have substantive businesses and to the extent there are isolated transactions in securities, those transactions are incidental to substantive business purposes, and not engaged in for the sake of a securities transaction per se. Such securities transactions are, at most, isolated and not continuous or repetitive as required by the broker-dealer definitions.